UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                               (Amendment No. __)*

                                The Bancorp, Inc.
                                -----------------
                                (Name of Issuer)

                          Common Stock, par value $1.00
                          -----------------------------
                         (Title of Class of Securities)

                                    05969A105
                                    ---------
                                 (CUSIP Number)


                                December 31, 2006
                                -----------------
                      (Date of Event which Requires Filing
                               of this Statement)



Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

              [X]     Rule 13d-1(b)
              [ ]     Rule 13d-1(c)
              [ ]     Rule 13d-1(d)



*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

-------------------                                           ------------------
CUSIP No. 05969A105                   13G                     Page 2 of 6 Pages
-------------------                                           ------------------
---------- ---------------------------------------------------------------------
        1  NAME OF REPORTING PERSON
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Kenneth Shubin Stein, MD, CFA
---------- ---------------------------------------------------------------------
        2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                      (a) [ ]
                                                                      (b) [X]
---------- ---------------------------------------------------------------------
        3  SEC USE ONLY

---------- ---------------------------------------------------------------------
        4  CITIZENSHIP OR PLACE OF ORGANIZATION

           United States
--------------------- ----- ----------------------------------------------------
                         5  SOLE VOTING POWER

                            738,781
NUMBER OF             ----- ----------------------------------------------------
SHARES                   6  SHARED VOTING POWER
BENEFICIALLY
OWNED                       0
BY                    ----- ----------------------------------------------------
EACH                     7  SOLE DISPOSITIVE POWER
REPORTING
PERSON                      738,781
WITH                  ----- ----------------------------------------------------
                         8  SHARED DISPOSITIVE POWER

                            0
---------- ---------------------------------------------------------------------
        9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           738,781
---------- ---------------------------------------------------------------------
       10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
           CERTAIN SHARES                                                 [ ]

---------- ---------------------------------------------------------------------
       11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

           5.4%
---------- ---------------------------------------------------------------------
       12  TYPE OF REPORTING PERSON*

           IN
---------- ---------------------------------------------------------------------

-------------------                                           ------------------
CUSIP No. 05969A105                   13G                     Page 3 of 6 Pages
-------------------                                           ------------------
---------- ---------------------------------------------------------------------
        1  NAME OF REPORTING PERSON
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Spencer Capital Management, LLC
---------- ---------------------------------------------------------------------
        2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                      (a) [ ]
                                                                      (b) [X]
---------- ---------------------------------------------------------------------
        3  SEC USE ONLY

---------- ---------------------------------------------------------------------
        4  CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware
--------------------- ----- ----------------------------------------------------
                         5  SOLE VOTING POWER

                            738,781
NUMBER OF             ----- ----------------------------------------------------
SHARES                   6  SHARED VOTING POWER
BENEFICIALLY
OWNED                       0
BY                    ----- ----------------------------------------------------
EACH                     7  SOLE DISPOSITIVE POWER
REPORTING
PERSON                      738,781
WITH                  ----- ----------------------------------------------------
                         8  SHARED DISPOSITIVE POWER

                            0
---------- ---------------------------------------------------------------------
        9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           738,781
---------- ---------------------------------------------------------------------
       10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
           CERTAIN SHARES                                                 [ ]

---------- ---------------------------------------------------------------------
       11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

           5.4%
---------- ---------------------------------------------------------------------
       12  TYPE OF REPORTING PERSON*

           HC
---------- ---------------------------------------------------------------------

Item 1(a)                Name of Issuer:
                         --------------

     The name of the issuer is The Bancorp, Inc., a Delaware corporation (the "Company").

Item 1(b)                Address of Issuer's Principal Executive Offices:
                         -----------------------------------------------

     The Company's principal executive office is located at 405 Silverside Road, Wilmington, Delaware 19809.

Items 2(a) and 2(b)      Name of Person Filing and Address of Business Office:
                         ----------------------------------------------------

     This Schedule 13G (the "Statement") is being filed on behalf of Kenneth H. Shubin Stein, MD, CFA, an individual ("Dr. Shubin Stein"), and Spencer Capital Management, LLC, a Delaware limited liability company ("SCM" and together with Dr. Shubin Stein, the "Filers"). The principal business office of the Filers is 1995 Broadway, Suite 1801, New York, New York 10023.

     Dr. Shubin Stein is the managing member and controlling person of SCM and certain investment funds. SCM is the investment manager of certain investment funds.

Item 2(c)                Citizenship:
                         -----------

     For citizenship information see Item 4 of the cover sheet of each Filer.

Item 2(d)                Title of Class of Securities:
                         ----------------------------

     Common Stock, $1.00 par value.

Item 2(e)                CUSIP Number:
                         ------------

     05969A105

Item 3                   If this statement is filed pursuant to
                         --------------------------------------
                         ss.ss.240.13d-1(b) or 240.13d2(b) or (c), check whether
                         -------------------------------------------------------
                         the person filing is a:
                         ----------------------

     Not applicable.

Item 4                   Ownership:
                         ---------

     The percentages used herein are calculated based upon the 13,703,437 shares of Common Stock issued and outstanding as of November 3, 2006, as reported on the Issuer's Quarterly Report on Form 10-Q filed by the Issuer with the Securities and Exchange Commission on November 9, 2006 for the quarterly period ended September 30, 2006.


                                     4 of 6

          As of December 31, 2006:

          1. Kenneth H. Shubin Stein, MD, CFA
             --------------------------------
             (a) Amount beneficially owned: 738,781
             (b) Percent of class: 5.4%
             (c)(i) Sole power to vote or direct the vote: -0-
                (ii) Shared power to vote or direct the vote: 738,781
                (iii) Sole power to dispose or direct the disposition: -0-
                (iv) Shared power to dispose or direct the disposition: 738,781

          2. Spencer Capital Management LLC
             ------------------------------
             (a) Amount beneficially owned: 738,781
             (b) Percent of class: 5.4%
             (c)(i) Sole power to vote or direct the vote: -0-
                (ii) Shared power to vote or direct the vote: 738,781
                (iii) Sole power to dispose or direct the disposition: -0-
                (iv) Shared power to dispose or direct the disposition: 738,781

Item 5                   Ownership of Five Percent or Less of a Class:
                         --------------------------------------------

     Not applicable.

Item 6                   Ownership of More than Five Percent on Behalf of
                         ------------------------------------------------
                         Another Person:
                         --------------

     Not applicable.

Item 7                   Identification and Classification of the
                         ----------------------------------------
                         Subsidiary Which Acquired the Security Being
                         --------------------------------------------
                         Reported on By the Parent Holding Company:
                         -----------------------------------------

     Not applicable.

Item 8                   Identification and Classification of Members
                         --------------------------------------------
                         of the Group:
                         ------------

     Not applicable.

Item 9                   Notice of Dissolution of Group:
                         ------------------------------

     Not applicable.

Item 10                  Certification:
                         -------------

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


                                     5 of 6

                                    SIGNATURE
                                    ---------

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  February 14, 2007

                                       SPENCER CAPITAL MANAGEMENT, LLC



                                       By:  /s/ Kenneth H. Shubin Stein, MD, CFA
                                            ------------------------------------
                                       Name:   Kenneth H. Shubin Stein, MD, CFA
                                       Title:  Managing Member






                                       By:  /s/ Kenneth H. Shubin Stein, MD, CFA
                                            ------------------------------------
                                       Name:   Kenneth H. Shubin Stein, MD, CFA



                         [SIGNATURE PAGE OF SCHEDULE 13G
                        WITH RESPECT TO THE BANCORP INC.]

                                  EXHIBIT INDEX
                                  -------------

Exhibit 99.1: Joint Filing Agreement, by and among Dr. Shubin Stein and Spencer Capital Management, LLC, dated February 14, 2007.